EXHIBIT 99.6

21638 Tencent Music VIF

Proof 4

Annual General Meeting and Class A Meeting of Tencent Music Entertainment Group

Date: December 30, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Annual General Meeting Resolutions

	For	Against	Abstain
1. As an ordinary resolution: to confirm, approve and ratify the re-appointment of PricewaterhouseCoopers as the auditor of the Company for 2022 and to authorize the audit committee of the board of the Company to fix the remuneration of the auditor.	☐	☐	☐
2 As a special resolution: THAT subject to the passing of this resolution at each of the class meeting of holders of the Class A Ordinary Shares (the "Class A Meeting") and the class meeting of holders of Class B Ordinary Shares (the "Class B Meeting") convened on the same date and at the same place as the AGM, the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association annexed to the Meeting Notice, as more particularly disclosed on pages 156 to 173 of the Company's Hong Kong listing document dated September 15, 2022 (the "Listing Document") (regarding the amendments to Article 60, 66, 72 and 75 of the Company's Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company's share capital; and (c) lowering the quorum of adjourned general meeting to one-third of the voting rights (on a one vote per share basis) in the Company's share capital.	☐	☐	☐
3 As a special resolution: THAT the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association annexed to the Meeting Notice, as more particularly disclosed on pages 156 to 173 of the Listing Document (regarding the amendments to Company's Memorandum of Association and Articles of Association other than Article 60, 66, 72 and 75), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 4(2), 14(1), 14(2), 14(3), 14(4), 14(5), 16, 17, 20 and 21 of Appendix 3; (b) incorporating a requirement that where a general meeting is postponed by the directors, such meeting shall be postponed to a specific date, time and place; and (c) incorporating certain consequential and housekeeping amendments.	☐	☐	☐

Class A Meeting Resolution

	For	Against	Abstain
1 As a special resolution: THAT subject to the passing of this resolution at each of the class meeting of holders of the Class B ordinary shares with a par value of US$0.000083 each and the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company's Sixth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Seventh Amended and Restated Memorandum and Articles of Association annexed to the Meeting Notice, as more particularly disclosed on pages 156 to 173 of the Company's Hong Kong listing document dated September 15, 2022 (the "Listing Document") (regarding the amendments to Article 60, 66, 72 and 75 of the Company's Articles of Association), by (a) incorporating the following requirements under the Hong Kong Listing Rules: paragraphs 14(5) and 15 of Appendix 3; (b) lowering the quorum of general meeting to one-third of the voting rights (on a one vote per share basis) in the Company's share capital; and (c) lowering the quorum of adjourned general meeting to one-third of the voting rights (on a one vote per share basis) in the Company's share capital.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting and Class A Meeting of Tencent Music Entertainment Group to be held on December 30, 2022 For Holders as of November 23, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. (Eastern Standard Time) December 20, 2022.

PROXY TABULATOR FOR

TENCENT MUSIC ENTERTAINMENT GROUP
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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21638 Tencent Music VIF Proof 4 TENCENT MUSIC ENTERTAINMENT GROUP Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (Eastern Standard Time) on December 20, 2022) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Tencent Music Entertainment Group registered in the name of the undersigned on the books of the Depositary as of the close of business November 23 , 2022 at the Annual General Meeting and Class A Meeting of the Shareholders of Tencent Music Entertainment Group to be held on December 30 , 2022 in 10 /F, The Hong Kong Club Building, 3 A Chater Road, Central, Hong Kong . NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution . It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company . 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company . (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR TENCENT MUSIC ENTERTAINMENT GROUP P.O. BOX 8016 CARY, NC 27512 - 9903